EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Name of Parent Company	Subsidiary State of Organization

IMAC of St. Louis, LLC	IMAC Holdings, Inc.	Missouri

IMAC Regeneration Management of Nashville, LLC	IMAC Holdings, Inc.	Tennessee

IMAC Management Services LLC	IMAC Holdings, Inc.	Kentucky

IMAC Regeneration Management, LLC	IMAC Holdings, Inc.	Texas